UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For April 24, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

NOTIFICATION OF A DISPOSAL OF BENEFICIAL INTEREST IN SECURITIES AND VESTING IN SHARE APPRECIATION RIGHTS AND SALE OF ORDINARY SHARES BY PRESCRIBED OFFICER

Johannesburg, Friday, 24 April 2020.
Notification of a disposal of beneficial interest in securities
In accordance with section 122(3)(b) of the Companies Act 71 of 2008 (“the Act”), Regulation 121(2)(b) of the Companies Act Regulations, 2011 (“the Regulations”) and paragraph 3.83(b) of the JSE Limited Listings Requirements, shareholders are hereby advised that Harmony has received formal notification that Van Eck Associate Corporation has sold some of their holding in the ordinary shares of the Company, such that the total interest in the ordinary shares in the Company held by Van Eck Associate Corporation now amounts to 9.98% of the total issued shares of the Company.
Harmony has, as required by section 122(3)(a) of the Act filed the required notice with the Takeover Regulation Panel.

Vesting in share appreciation rights and sale of ordinary shares by a prescribed officer

In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following information is disclosed:

Name of prescribed officer:	B Nel
Nature of transaction:	The off-market issuance of shares to settle SARS
Date of vesting of SARS issued in 2014:	17 November 2019
Date on which SARS issued in 2014 will lapse:	17 November 2020
Number of 2014 SARS vested to date:	12 494
2014 SARS issue value per share:	R18.41
1-day Volume Weighted Average price of shares	R54.43

Nature of transaction:	On market sale of shares
Date of sale:	23 April 2020
Number of ordinary shares issued to settle 2014 SARS:	8 268
Selling price per share:	R54.99
Day’s highest sale price:	R58.75
Day’s lowest sale price:	R53.3400
Proceeds for total on market sale:	R454 641.61
Class of securities:	Ordinary shares
Nature and extent of prescribed officer’s interest:	Direct beneficial

Prior clearance was obtained in respect of the above dealings by the directors.

Ends.

For more details contact:

Marian van der Walt
Executive: Investor Relations
+27(0)82 888 1242 (mobile)

Max Manoeli
Investor Relations
+27(0)82 759 1775 (mobile)

Johannesburg, South Africa
24 April 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: April 24, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director